Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of True Velocity, Inc. on Form S-4 of our report dated March 30, 2023, which includes an explanatory paragraph as to Breeze Holdings Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Breeze Holdings Acquisition Corp. as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022 and 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 14, 2024